FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For March 28, 2014

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

28 March, 2014

The Royal Bank of Scotland Group plc ("RBSG") completed the pricing of its three-year, USD 700,000,000 aggregate principal amount of 1.875% Senior Notes due 31 March 2017 and of its three-year, USD 300,000,000 aggregate principal amount of Floating Rate Notes due 31 March 2017.

The proceeds to RBSG (before expenses and underwriting discounts) of approximately USD 998,866,000 will be used for general corporate purposes.

The offering is scheduled to close on 1 April 2014 subject to the satisfaction of customary conditions.

RBSG has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the "SEC") for the offering to which this communication relates.  Investors should read the prospectus in such registration statement and other documents RBSG has filed with the SEC for more complete information about RBSG and this offering. You may get these documents for free by visiting the SEC web site at www.sec.gov.  Alternatively, copies may be obtained from RBS Securities Inc., toll free at 1-866-884-2071.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

For further information, please contact:

RBS Group Investor Relations
Tel. +44 207 672 1759

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)
Date:	28 March 2014	By:	/s/ Vandita Pant
			Name:	Vandita Pant
			Title:	Head of Capital Management & Markets, Group Treasury